M e m o r a n d u m

Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

TO:	CBOT B-1 and B-2 Members

FROM:	Charles Carey and Bernie Dan

DATE:	February 28, 2007

SUBJECT:	Special Meetings relating to proposed CBOT/CME Merger.

Special Meetings of Members and Stockholders

On April 4, 2007 at 2:30 pm at the Union League Club in downtown Chicago, the Board of Trade of the City of Chicago, Inc. (CBOT®) will hold a special meeting of its B-1 and B-2 members (“Member Meeting”) to approve matters relating to the proposed merger of CBOT Holdings, Inc. (“CBOT Holdings”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”).

Immediately following the Member Meeting, at 3:00pm on April 4, 2007, CBOT Holdings will hold a special meeting of its stockholders (“Stockholder Meeting”) to vote on approval of the merger. The Stockholder Meeting will also be held at the Union League Club.

The Members Meeting and the Stockholders Meeting are separate meetings with separate agendas. Accordingly, you must separately cast your votes for each meeting. Simply casting your vote for the Member Meeting will not count as a vote at the Stockholder Meeting, and visa-versa.

Your Vote is Important

In the next few days, CBOT and CBOT Holdings will mail definitive proxy statements and related materials for both the Member Meeting and the Stockholder Meeting. As both a CBOT B-1 or B-2 member, and a CBOT Holdings stockholder, you will receive separate packages (1 package for each membership owned by you as well as 1 package for the shares of CBOT Holdings Class A common stock held by you).

Each package will contain information regarding how you can vote your membership at the Member Meeting and your shares at the Stockholder Meeting, including proxy cards and directions for voting either by Internet or telephone. Please note, the proxy cards for the Member Meeting and the Stockholder Meeting are different (see the attached samples which are for information purposes only) and each proxy must be voted.

If you have questions about voting your memberships or shares, you may call Georgeson, Inc. at (866)-834-7793 or Paul Draths at (312)-435-3605. Blank proxy cards can be obtained from, and returned to Georgeson, Inc. or Mr. Draths. Mr. Draths is located in the Corporate Secretary’s Office at 141 W. Jackson Blvd., Chicago, Illinois, 60604, 6th floor.

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained when available, without charge by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT Stockholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2006 annual meeting of stockholders, dated March 29, 2006. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments may contain forward-looking information regarding CBOT, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT Stockholders or CME Stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT’s filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

CBOT Holdings, Inc.

STOCKHOLDER PROXY CARD

000004

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

XXXXXXXXXXXXXX

000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on April 4, 2007.

Vote by Internet

- Log on to the Internet and go to **www.computershare.com/expressvote**
- Follow the steps outlined on the secured website.

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Special Meeting Proxy Card

123456 C0123456789 12345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

This proxy card is being sent to you because you were a stockholder of record of CBOT Holdings, Inc. Class A common stock as of February 9, 2007 which entitles you to vote on the proposed adoption of the Agreement and Plan of Merger, dated as of October 17, 2006, by and among Chicago Mercantile Exchange Holdings Inc. (CME Holdings), CBOT Holdings, Inc. (CBOT Holdings) and the Board of Trade of the City of Chicago, Inc. (CBOT), as amended. This vote will be taken at a CBOT Holdings special stockholders meeting to be held at 3:00 p.m., Central Time, on April 4, 2007, at the Union League Club of Chicago, 65 West Jackson Boulevard, Chicago, Illinois. In order to cast your vote at the CBOT Holdings special stockholders meeting, please follow the instructions on this proxy card.

Special Note to CBOT Series B-1 and B-2 Members: If you also were a Series B-1 or Series B-2 member of record of CBOT as of February 9, 2007, you also are entitled to vote your membership interest at a special CBOT members meeting to be held at 2:30 p.m., Central Time, on April 4, 2007, at the Union League Club of Chicago, 65 West Jackson Boulevard, Chicago, Illinois. In order to cast your CBOT member vote at the special meeting of CBOT members, please follow the instructions on the separate CBOT members proxy card that was sent to you in a separate proxy mailing. Please note that the special meeting of CBOT Holdings stockholders and the special meeting of CBOT members are separate meetings. Accordingly, you must separately cast your vote for each meeting. Simply casting your vote for the CBOT Holdings special stockholders meeting via this proxy will not count as a vote at the special meeting of CBOT members.

A Proposals

The Board of Directors unanimously recommends a vote **FOR** adoption of the Agreement and Plan of Merger.

	For	Against	Abstain
1. Proposal to adopt the Agreement and Plan of Merger, dated as of October 17, 2006, among CME Holdings, CBOT Holdings and CBOT, as amended as of December 20, 2006 and as it may be further amended from time to time, pursuant to which CBOT Holdings will merge with and into CME Holdings.	☐	☐	☐
2. To vote upon an adjournment or postponement of the CBOT Holdings special meeting, if necessary, to solicit additional proxies.	☐	☐	☐

3. To transact such other business as may properly be brought before the CBOT Holdings special meeting or any adjournments or postponements of the CBOT Holdings special meeting.

B Authorized Signatures — This section must be completed for your instructions to be executed. — Date and Sign Below

Please sign exactly as your name appears herein. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

C 1234567890 J N T

1 U P X 0 1 2 1 2 8 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

<STOCK#> 00O7KI

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

CBOT Holdings, Inc.

Proxy — CBOT Holdings, Inc.

141 West Jackson Blvd, Chicago, Illinois 60604

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE SPECIAL MEETING ON APRIL 4, 2007.

Bernard W. Dan, Kevin J.P. O’Hara, Glen M. Johnson and Paul J. Draths (the “Proxyholders”), and each of them, each with the power of substitution, are hereby appointed as proxy and authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the special meeting of stockholders of CBOT Holdings, Inc., to be held on April 4, 2007 at 3:00 p.m., Central Time, at the Union League Club of Chicago, 65 West Jackson Boulevard, Chicago, Illinois, and any adjournments or postponements thereof (the “Special Meeting”).

Shares represented by this proxy will be voted as directed by the stockholder. If no such directions are indicated, the Proxyholders will vote FOR proposal 1 and proposal 2. In their discretion, the Proxyholders are authorized to vote upon such other business as may properly come before the Special Meeting.

PLEASE COMPLETE, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE. If you vote by telephone or the Internet, please DO NOT mail back this proxy card.

SEE REVERSE SIDE: If you wish to vote in accordance with the Board of Directors’ recommendations, just sign and date on the reverse side. You need not mark any boxes.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

Chicago Board of Trade

MEMBER PROXY CARD

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

000004

XXXXXXXXXXXXXX

000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on April 4, 2007.

Vote by Internet

- Log on to the Internet and go to **www.computershare.com/expressvote**
- Follow the steps outlined on the secured website.

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Special Meeting Proxy Card

123456 C0123456789 12345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

This proxy card is being sent to you because you were a holder of record of a Series B-1 or B-2 membership interest in the Board of Trade of the City of Chicago, Inc. (CBOT) as of February 9, 2007 which entitles you to vote on the proposals described below in connection with the Agreement and Plan of Merger, dated as of October 17, 2006, by and among Chicago Mercantile Exchange Holdings Inc. (CME Holdings), CBOT Holdings, Inc. (CBOT Holdings) and the CBOT, as amended. This vote will be taken at a CBOT special members meeting to be held at 2:30 p.m., Central Time, on April 4, 2007, at the Union League Club of Chicago, 65 West Jackson Boulevard, Chicago, Illinois. In order to cast your vote at the CBOT special members meeting, please follow the instructions on this proxy card.

Special Note to CBOT Holdings Stockholders: If you also were a holder of record of CBOT Holdings Class A common stock as of February 9, 2007, you also are entitled to vote your shares at a special meeting of CBOT Holdings stockholders to be held at 3:00 p.m., Central Time, on April 4, 2007, at the Union League Club of Chicago, 65 West Jackson Boulevard, Chicago, Illinois. In order to vote your CBOT Holdings Class A common stock, please follow the instructions on the separate CBOT Holdings stockholder proxy card that was sent to you in a separate proxy mailing. Please note that the special meeting of CBOT Holdings stockholders and the special meeting of CBOT members are separate meetings. Accordingly, you must separately cast your vote for each meeting. Simply casting your vote for the special meeting of CBOT members via this proxy will not count as a vote at the CBOT Holdings special stockholders meeting.

A Proposals

The Board of Directors unanimously recommends a vote **FOR** proposals 1 and 2.

Proposal	For	Against	Abstain
1. Proposal that CBOT Holdings repurchase the outstanding share of Class B common stock of CBOT Holdings held by the CBOT Subsidiary Voting Trust immediately prior to the completion of the merger of CBOT Holdings with and into CME Holdings.	☐	☐	☐
2. Approval of the amended and restated certificate of incorporation of CBOT to become effective concurrently with the completion of the merger of CBOT Holdings with and into CME Holdings.	☐	☐	☐
3. To vote upon an adjournment or postponement of the CBOT special meeting, if necessary, to solicit additional proxies.	☐	☐	☐

4. To transact such other business as may properly be brought before the CBOT special meeting or any adjournments or postponements of the CBOT special meeting.

B Authorized Signatures — This section must be completed for your instructions to be executed. — Date and Sign Below

Please sign exactly as your name appears herein. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

C 1234567890 JNT
1 U P X 0 1 2 1 2 8 3

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

<STOCK#> 000DFD

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Chicago Board of Trade

Proxy — Chicago Board of Trade

141 West Jackson Blvd, Chicago, Illinois 60604

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE SPECIAL MEETING ON APRIL 4, 2007.

Bernard W. Dan, Kevin J.P. O’Hara, Glen M. Johnson and Paul J. Draths (the “Proxyholders”), and each of them, each with the power of substitution, are hereby appointed as proxy and authorized to represent and vote all of the undersigned’s Series B-1 and B-2 memberships, with all the powers which the undersigned would possess if personally present, at the special meeting of the members of the Board of Trade of the City of Chicago, Inc., to be held on April 4, 2007 at 2:30 p.m., Central Time, at the Union League Club of Chicago, 65 West Jackson Boulevard, Chicago, Illinois, and any adjournments or postponements thereof (the “Special Meeting”).

Memberships represented by this proxy will be voted as directed on the reverse side. If no such directions are indicated, the Proxyholders will vote FOR proposal 1, proposal 2 and proposal 3. In their discretion, the Proxyholders are authorized to vote upon such other business as may properly come before the Special Meeting.

PLEASE COMPLETE, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE. If you vote by telephone or the Internet, please DO NOT mail back this proxy card.

SEE REVERSE SIDE: If you wish to vote in accordance with the Board of Directors’ recommendations, just sign and date on the reverse side. You need not mark any boxes.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE